EXHIBIT 99.2

Aviat Networks, Inc.

5200 Great America Parkway

Santa Clara, CA 95054

September 13, 2016

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, NJ 07024

Attn: Julian D. Singer

Gentlemen:

This letter (this “Agreement”) constitutes the agreement between (a) Aviat Networks, Inc. (“Company”) and (b) JDS1, LLC (“JDS1”) and each of the other related Persons (as defined below) set forth on the signature pages to this Agreement (collectively with JDS1, the “JDS Group”). The JDS Group and each of its Affiliates (as defined below) and Associates (as defined below) are collectively referred to as the “Investors.” Company and the JDS Group are each a “Party” and collectively the “Parties.”

1.       Board Matters.

(a)       New Director; Size of the Board. Company agrees that, following the execution of this Agreement, Company’s Board of Directors (the “Board”) and all applicable committees of the Board will take all action necessary (including increasing the size of the Board) to include Wayne Barr, Jr. (the “New Director”) on Company’s slate of nominees standing for election at Company’s Annual Meeting of Stockholders in respect of its fiscal year 2016 (the “2016 Annual Meeting”). Company’s slate of nominees for the 2016 Annual Meeting will consist of a total of six individuals. During the Restricted Period (as defined below), Company will not increase the size of the Board to more than six members. Company will use its reasonable best efforts to hold the 2016 Annual Meeting no later than November 30, 2016.

(b)       2017 Annual Meeting. In the event that Company gives written notice to JDS1 that it intends to re-nominate the New Director for election to the Board at Company’s Annual Meeting of Stockholders in respect of its fiscal year 2017 (the “2017 Annual Meeting”) in accordance with the proviso in paragraph 15(f), then the Board will also include the New Director on Company’s slate of nominees standing for election at the 2017 Annual Meeting, which slate of nominees will consist of not more than six individuals. Company will use its reasonable best efforts to hold the 2017 Annual Meeting within 25 days of the anniversary of the date of the 2016 Annual Meeting.

2.       Committee Assignments. If elected to the Board, the Board will assign the New Director to one or more committees of the Board in accordance with its customary practice. During the Restricted Period, Company agrees that it will not form new committees or subcommittees of the Board to which significant decision-making authority is delegated that do not have the New Director as a member (unless the New Director has, in the good faith determination of the Board, a conflict that would prevent him from serving on such committee or subcommittee).

3.       Compliance with Laws and Company Policies. JDS1 will cause the New Director to, if requested by Company, agree in writing, during the term of any service as a director of Company, to (a) comply with all laws, policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including, without limitation, Company’s code of conduct, insider trading policy, Regulation FD policy, related party transactions policy and corporate governance guidelines, in each case as amended from time to time; and (b) keep confidential all confidential information of Company and not impermissibly disclose any discussions or matters considered in meetings of the Board and its committees, unless previously disclosed publicly by Company.

4.       No Fiduciary Restriction. Notwithstanding anything to the contrary in this Agreement, the New Director, during his term of service as a director of Company, will not be prohibited from acting in his capacity as a director or from complying with his fiduciary duties as a director of Company (including, without limitation, voting on any matter submitted for consideration by the Board, participating in deliberations or discussions of the Board and making suggestions or raising any issues or recommendations to the Board).

5.       Voting Commitment. At the 2016 Annual Meeting, the Investors will (a) cause all Voting Securities (as defined below) beneficially owned by them to be present for quorum purposes; and (b) vote, or cause to be voted, all Voting Securities beneficially owned by them in favor of the following matters, if they are presented at the 2016 Annual Meeting: (i) Company’s slate of directors; (ii) the ratification of Company’s independent registered public accounting firm; (iii) approval of the Company’s named executive officer compensation; (iv) the approval of Company’s Tax Benefit Preservation Plan (the “Preservation Plan”); and (v) approval of certain amendments to the Amended and Restated Certificate of Incorporation, as amended, of Company (the “Charter Amendment”), which Charter Amendment will generally void transfers of Company’s securities that would result in either a person (A) becoming the owner of 4.9% or more of Company’s common stock or (B) who already owns 4.9% or more of Company’s common stock from increasing its percentage ownership interest, it being understood that the Investors’ obligation to vote in favor of the matters described in clauses (iv) and (v) is subject to Company’s compliance with paragraph 11. In addition, if the Restricted Period is still in effect at the 2017 Annual Meeting, then at the 2017 Annual Meeting, the Investors will (1) cause all Voting Securities beneficially owned by them to be present for quorum purposes; and (2) vote, or cause to be voted, all Voting Securities beneficially owned by them in favor of Company’s slate of directors.

6.       Solicitation by Company. Company will recommend that Company’s stockholders vote, and will solicit proxies, in favor of the election of the New Director at the 2016 Annual Meeting (and, if the New Director is re-nominated to the Board in connection with the 2017 Annual Meeting, at the 2017 Annual Meeting) and otherwise support the New Director for election in a manner no less rigorous and favorable than the manner in which Company supports its other nominees.

7.       Director Benefits. The New Director will be entitled to the same director benefits as other members of the Board, including, but not limited to, (a) compensation for his service as a director and reimbursement for his expenses on the same basis as all other non-employee directors of Company; (b) equity-based compensation grants and other benefits on the same basis as all other non-employee directors of Company; and (c) the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of Company as such rights may exist from time to time.

8.       Recusal. The JDS Group agrees that the Board or any of its committees, in the exercise of its fiduciary duties, may recuse the New Director from any Board or committee meeting or portion thereof at which the Board or such committee is evaluating or taking action with respect to (a) the exercise of any of Company’s rights or enforcement of any of the obligations under this Agreement; (b) any action taken in response to actions taken or proposed by any Investor with respect to Company; or (c) any proposed transaction between Company and any Investor.

9.       Ownership Requirement. If at any time the Investors cease to be the beneficial owner of more than 5% of Company’s common stock, then the JDS Group will cause the New Director to offer his resignation from the Board. The Board will consider such resignation in accordance with its normal practices. If the Board accepts such resignation, then the JDS Group will cause the New Director to resign from the Board. In the event that Company accepts the New Director’s resignation from the Board pursuant to this paragraph 9, then this Agreement, and all of the Investors’ obligations hereunder, will immediately terminate. From time to time, Company may make reasonable requests that the JDS Group provide a written certification of its ownership of shares of Company’s common stock, and the JDS Group will do so promptly following such requests.

10.       Standstill. During the Restricted Period, none of the Investors or their respective Affiliates and Associates or their respective principals, directors, general partners, officers, employees, and agents and representatives acting on their respective behalf not to, in any way, directly or indirectly (in each case, except as expressly permitted by this Agreement):

(a)       with respect to Company or the Voting Securities (i) make, participate in or encourage any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents with respect to the election or removal of directors or any other matter or proposal; (ii) become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents; (iii) seek to advise, encourage or influence any Person with respect to the voting of any Voting Securities; or (iv) initiate, encourage or participate, directly or indirectly, in any “vote no,” “withhold” or similar campaign (it being understood that nothing in this paragraph will restrict the Investors’ ability to vote any Voting Securities on any matter);

(b)       initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC), directly or indirectly, Company’s stockholders for the approval of any shareholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Exchange Act, or otherwise, or cause or encourage any Person to initiate or submit any such shareholder proposal;

(c)       other than as provided in this Agreement, (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board;

(d)       (i) call or seek to call a special meeting of stockholders, or encourage any Person to call a special meeting of stockholders; (ii) conduct or seek to conduct a solicitation of consents; or (iii) make a request for any stockholder list or other similar Company records;

(e)       other than solely with other Affiliates of the JDS Group with respect to Voting Securities now or subsequently owned by them, (i) form or join (whether or not in writing) in a partnership, limited partnership, syndicate or other group, including, without limitation, a “group” as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities (other than any group comprised solely of Investors); (ii) deposit any Voting Securities into a voting trust, arrangement or agreement; or (iii) subject any Voting Securities to any voting trust, arrangement or agreement;

(f)       (i) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving any Investor and Company; or (ii) solicit a third party to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Company, or publicly encourage, initiate or support any third party in making such an offer or proposal;

(g)       with respect to Company or the Voting Securities, (i) communicate with Company’s stockholders or others pursuant to Rule 14a-1(l)(2)(iv) pursuant to the Exchange Act; (ii) participate in, or take any action pursuant to, or encourage any Person to take any action pursuant to, any type of “proxy access”; or (iii) conduct any nonbinding referendum or “stockholder forum”;

(h)       other than through non-public communications with Company that would not reasonably be expected to trigger public disclosure obligations for any Party, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board or Company, its management, policies, affairs or assets, or the Voting Securities or this Agreement, that is inconsistent with the provisions of this Agreement, including, without limitation, any intent, purpose, plan or proposal that is conditioned on, or would require, the waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(i)       sell, offer or agree to sell all or substantially all, directly or indirectly, through swap or hedging transactions, derivative agreements or otherwise, voting rights decoupled from the underlying Voting Securities held by the Investors to any third party, it being understood that the foregoing will not restrict the Investors from entering into any transactions in over-the-counter options with respect to the Voting Securities; and

(j)       other than with other Investors, have any discussions or communications, or enter into any agreements, understandings or arrangements (whether written or oral), with, or advise, finance, assist or encourage, any Person, in connection with any of the foregoing.

11.       Ownership Limitation. Promptly following the execution of this Agreement, the Board will take all action necessary to permit the Investors to increase their aggregate ownership to no more than 7.9% of Company’s common stock. These actions will include, but not be limited to, (a) waiving the Preservation Plan such that the Investors will not become an “Acquiring Person” as defined by the Preservation Plan as a result of such an ownership increase; and (b) ensuring that the Charter Amendment will not prohibit the Investors from increasing their ownership in accordance with the previous sentence. The Board will consider in good faith any request by the Investors to increase the ownership limitation in this paragraph 11, taking into account, among other things, whether the Investors increasing their ownership in Company would reasonably be expected to adversely impact in any material respect the time period in which Company could use the Tax Benefits (as defined in the Preservation Plan) or limit or impair the availability to Company of the Tax Benefits.

12.       Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Restricted Period, neither it nor any of its respective Affiliates, Associates, agents, subsidiaries, successors, assigns, officers, key employees or directors will in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s Affiliates, Associates, subsidiaries, successors, assigns, officers (including any current or former officer of a Party or a Party’s subsidiaries), directors (including any current or former director of a Party or a Party’s subsidiaries), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives.

13.       Compliance with this Agreement. JDS1 will cause the other Investors to comply with the terms of this Agreement and will be responsible for any breach of the terms of this Agreement by any Investor, whether or not such Investor is a party to this Agreement.

14.       Public Disclosure.

(a)       Press Release. On the date of this Agreement, Company will issue a press release in the form attached as Exhibit A (the “Press Release”). Neither Company nor the Investors will make any public statements with respect to the matters covered by this Agreement (including, without limitation, in the Schedule 13D (as defined below), the Form 8-K (as defined below) or in any other filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to, the statements in the Press Release.

(b)       Schedule 13D. The JDS Group will promptly prepare and file a Schedule 13D (the “Schedule 13D”) with respect to Company with the SEC reporting the entry into this Agreement. All disclosure in the Schedule 13D will be consistent with this Agreement. The JDS Group will provide Company and its counsel with reasonable opportunity to review and comment upon the Schedule 13D prior to filing, and will consider in good faith any changes proposed by Company or its counsel.

(c)       Form 8-K. Company will promptly prepare and file a Current Report on Form 8-K (the “Form 8-K”) with the SEC reporting the entry into this Agreement. All disclosure in the Form 8-K will be consistent with this Agreement. Company will provide the JDS Group and its counsel with reasonable opportunity to review and comment upon the Form 8-K prior to filing, and will consider in good faith any changes proposed by the JDS Group or its counsel.

15.       Definitions. As used in this Agreement, the term (a) “Person” will be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) “Affiliate” and “Associate” will each have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Affiliates or Associates, as applicable, of any Person subsequent to the date of this Agreement, it being understood that (i) the members of the JDS Group and their Affiliates and Associates, on the one hand, and Company and its Affiliates and Associates, on the other, will not be deemed to be “Affiliates” or “Associates” of one another; and (ii) any entity in which the JDS Group and their Affiliates and Associates do not have a direct or indirect controlling interest will not be deemed to be an “Affiliate” or an “Associate” of the Investors solely due to such relationship; (c) “Voting Securities” means the shares of Company’s common stock and any other securities of Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies; (d) “business day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed; (e) “beneficially own,” “beneficially owned” and “beneficial ownership” will have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; and (f) the “Restricted Period” means the period from the date of this Agreement until 15 business days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2017 Annual Meeting; provided, however, that if, prior to the end of the Restricted Period, Company delivers written notice to JDS1 that Company intends to re-nominate the New Director for re-election at the 2017 Annual Meeting, then the Restricted Period will terminate 15 business days prior to the deadline for the submission of stockholder nominations of directors and business proposals for Company’s Annual Meeting of Stockholders in respect of its fiscal year 2018.

16.       Representations of the JDS Group. Each member of the JDS Group, severally and not jointly, represents as to itself that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such member, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) this Agreement does not and will not violate any law, any order of any court or other agency of government, its organizational documents or any provision of any agreement or other instrument to which such member or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever; and (c) as of the date of this Agreement, it has not, and during the Restricted Period, it will not, directly or indirectly, compensate or agree to compensate the New Director for his service as a director of Company with any cash, securities (including, without limitation, any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities. The JDS Group represents and warrants that as of the date of this Agreement, it is the beneficial owner of an aggregate of 345,291 shares of Voting Securities.

 17.       Representations of Company. Company represents that this Agreement (a) has been duly authorized, executed and delivered by it and is a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) does not require the approval of the stockholders of Company; and (c) does not and will not violate any law, any order of any court or other agency of government, Company’s certificate of incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever.

18.       Specific Performance. Company and the JDS Group each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (a) the Party seeking specific performance will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the Party against whom specific performance is sought will not plead in defense thereto that there would be an adequate remedy at law; and (c) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

19.       Entire Agreement; Binding Nature; Assignment; Waiver. This Agreement and the Exhibit constitute the only agreement between the Investors and Company with respect to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement binds, and will inure to the benefit, of the Parties and their respective successors and permitted assigns. Neither Company nor any member of the JDS Group may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party. Any purported transfer requiring consent without such consent is void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the Party affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any Party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

20.       Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable, and this Agreement will otherwise be construed so as to effectuate the original intention of the Parties reflected in this Agreement. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

21.       Governing Law; Forum. This Agreement is governed by and will be construed in accordance with the laws of the State of Delaware. Each of Company and the JDS Group (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Court of Chancery of the State of Delaware and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware will have exclusive personal jurisdiction); (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 24 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

22.       Waiver of Jury Trial. EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY RELATED INSTRUMENT OR AGREEMENT, OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. No Party will seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

23.       Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

24.       Notices. All notices, consents, requests, instructions, approvals and other communications provided for in, and all legal process in regard to, this Agreement will be in writing and will be deemed validly given, made or served if (i) given by fax, when such fax is transmitted to the fax number set forth below and the appropriate confirmation is received; or (ii) if given by any other means, when delivered in person, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

(a)       If to Company:

Aviat Networks, Inc.

5200 Great America Parkway

Santa Clara, CA 95054

Attn:        General Counsel

Fax: (408) 567-7111

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

Attn:        Larry W. Sonsini

Robert G. Day

Douglas K. Schnell

Fax: (650) 493-6811

(b)       If to the JDS Group:

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, NJ 07024

Attn:        Julian D. Singer

Fax: (201) 224-2762

with copies (which will not constitute notice) to:

Andrews Kurth LLP

450 Lexington Avenue

New York, NY 10017

Attn:        Jeremy B. Reckmeyer

Fax: (212) 850-2929

and

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, TX 78701

Attn:        J. Russel Denton

Fax: (512) 320-9292

At any time, any Party may, by notice given in accordance with this paragraph 24 to the other Parties, provide updated information for notices pursuant to this Agreement.

25.       Representation by Counsel. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

26.       Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually-identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

27.       Headings. The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature page follows.]

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement will constitute a binding agreement among us.

Very truly yours,

AVIAT NETWORKS, INC.

By: /s/ Michael Pangia

Name:       Michael Pangia

Title:       President & CEO

ACCEPTED AND AGREED

as of the date written above:

JDS1, LLC

By: /s/ Julian Singer

Name:       Julian Singer

Title:       Managing Member

JULIAN SINGER

/s/ Julian Singer

DAVID S. OROS

/s/ David S. Oros

EXHIBIT A

Form of Press Release

(see attached)

Aviat Networks Reaches Agreement with JDS1, LLC

SANTA CLARA, Calif., September [13], 2016 - Aviat Networks, Inc. (NASDAQ: AVNW), the leading expert in microwave networking solutions, today announced that it has reached an agreement with JDS1, LLC and certain other investors (collectively, the “JDS Group”) related to Aviat’s fiscal 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). Under the agreement, Aviat agreed to include Wayne Barr, Jr. in its slate of director nominees for election at the 2016 Annual Meeting.

In connection with the agreement, the members of the JDS1 Group have agreed, among other things, to vote all of their shares of Aviat’s stock in favor of each of the Board of Directors’ nominees at the 2016 Annual Meeting. If the Board of Directors chooses to re-nominate Mr. Barr to stand for election at Aviat’s fiscal 2017 Annual Meeting of Stockholders, then the JDS1 Group must again vote all of their shares of Aviat’s stock in favor of each of the Board of Directors’ nominees. The members of the JDS1 Group have agreed to certain other customary standstill provisions. The agreement will be included as an exhibit to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission in the ordinary course.

Wilson Sonsini Goodrich & Rosati, Professional Corporation is acting as Aviat’s legal counsel.

About Wayne Barr Jr.

Since January 2013, Mr. Barr has been Managing Director of Alliance Group of NC, LLC, a full service real estate firm in North Carolina. He is the principal of Oakleaf Consulting Group LLC, a management consulting firm focusing on technology and telecommunications companies, which he founded in 2001. Mr. Barr also co-founded and was President from 2003 to 2008 of Capital & Technology Advisors, a management consulting and restructuring firm. Mr. Barr has served as a director of Concurrent Computer Corporation since August 2016. Mr. Barr has served as a director of HC2 Holdings, Inc. since January 2014, where he served as Chairman of the audit committee and nominating committee from January 2014 until June 2016. He has previously served on the board of directors of Anacomp, Evident Technologies, Inc., Globix Corporation, IoSat Holdings Limited, Leap Wireless International and NEON Communications.

About Aviat Networks

Aviat Networks, Inc. (NASDAQ: AVNW) is a leading global provider of microwave networking solutions transforming communications networks to handle the exploding growth of IP-centric, multi-Gigabit data services. With more than one million systems sold in over 140 countries, Aviat Networks provides LTE-proven microwave networking solutions to mobile operators, including some of the largest and most advanced 4G/LTE networks in the world. Public safety, utility, government and defense organizations trust Aviat Networks' solutions for their mission-critical applications where reliability is paramount. In conjunction with its networking solutions, Aviat Networks provides a comprehensive suite of localized professional and support services enabling customers to effectively and seamlessly migrate to next-generation Carrier Ethernet/IP networks. For more than 50 years, customers have relied on Aviat Networks' high performance and scalable solutions to help them maximize their investments and solve their most challenging network problems. Headquartered in Santa Clara, California, Aviat Networks operates in more than 100 countries around the world. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

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